UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  COMARCO, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    200080109
                                 (CUSIP Number)


Alan S. Parsow                    with a copy to       David L. Hefflinger
General Partner                                        McGrath North Mullin
Elkhorn Partners Limited Partnership                    & Kratz, PC LLO
P.O. Box 818                                           Suite 3700
Elkhorn, NE  68022                                     First National Tower
(402) 289-3217                                         1601 Dodge Street
                                                       Omaha, NE 68102
                                                       (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  May 14, 2004
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 200080109               13D                         Page 2 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

     Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

     /X/      (a)                       / /      (b)

3.   SEC Use Only

4.   Source of Funds

     WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     / /

6.   Citizenship or Place of Organization

     Nebraska

                                        7. Sole Voting Power

                                           431,943 Shares
     Number of
     Shares                             8. Shared Voting Power
     Beneficially
     Owned by                              0
     Reporting
     Person                             9. Sole Dispositive Power
     With
                                           431,943 Shares

                                       10. Shared Dispositive Power

                                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     431,943 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

     / /

13.  Percent of Class Represented by Amount in Row 11

     Approximately 6.0% of voting securities

14.  Type of Reporting Person

     PN
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CUSIP NO. 200080109               13D                          Page 3 of 4 Pages






ITEM 1.  SECURITY AND ISSUER.

     The securities to which this Schedule 13D relates are shares of common stock of Comarco, Inc. ("Comarco"), whose principal executive offices are located at 2 Cromwell, Irvine, California 92618. Elkhorn Partners Limited Partnership (the "Partnership") is the entity making this filing.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is being filed by the Partnership. The sole general partner of the Partnership is Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022. The business of the Partnership consists of the buying and selling, for the account of the Partnership, of stocks, bonds and other securities, commodities, property and investments. Mr. Parsow is a United States citizen.

     (d)-(e) Neither the Partnership nor Mr. Parsow has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Partnership has acquired Comarco common stock through open market purchases. The purchase price was obtained from the Partnership's working capital and from margin account borrowings from brokers.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Partnership has acquired the Comarco common stock as an investment. The Partnership intends to review on a continuing basis its investment in the Comarco common stock, Comarco's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. The Partnership may purchase additional Comarco common stock either in the open market, in privately-negotiated transactions, or otherwise. Additionally, the Partnership may dispose of the Comarco common stock it presently owns or hereafter acquires either in the open market, in privately negotiated transactions, or otherwise. In addition, the Partnership reserves the right to take such other action in respect of its investment in the Comarco common stock as it may deem appropriate in light of the circumstances existing from time to time, including, without limitation, seeking representation on the board of directors of Comarco or taking other steps with management designed to enhance shareholder value.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of May 14, 2004, the Partnership owns 431,943 shares of Comarco common stock. The Comarco Form 10-Q for the quarter ended October 31, 2003 reported that there were outstanding 7,217,051 shares of Comarco common stock as of December 10, 2003. Based on this number, the Partnership owns approximately 6.0% of the Comarco common stock.

     (c) During the past 60 days, the Partnership purchased 34,599 shares of Comarco common stock, in open market transactions, at prices ranging from $7.00 to $8.70 per share.

CUSIP NO. 200080109              13D                           Page 4 of 4 Pages





ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Neither the Partnership nor Mr. Parsow has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Comarco including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: May 17, 2004


Elkhorn Partners Limited Partnership


By:   /s/ Alan S. Parsow
      Alan S. Parsow
      General Partner